Exhibit 99.52

pwc

August 30, 2019

To:          British Columbia Securities Commission

  Alberta Securities Commission

  Ontario Securities Commission

We have read the statements made by GoldMining Inc. in the attached copy of change of auditor notice dated August 30, 2019, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated August 30, 2019.

Yours very truly,

Chartered Professional Accountants

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership